UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

THE EDELMAN FINANCIAL GROUP INC.
(Name of lssuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

27943Q105
(CUSIP Number)

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attn: Robert D. Goldbaum
(212) 373-3028
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27943Q105	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Edelman Financial Center, Inc. 54-1811321
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,149,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,149,287
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,149,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%1
14	TYPE OF REPORTING PERSON CO

_____________________________________
1 Based on 29,138,313 shares of the Issuer outstanding as of March 1, 2012, taken from the Issuer’s report on Form 10-K, filed with the Securities and Exchange Commission on March 15, 2012.

CUSIP No. 27943Q105	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frederic Edelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,410,337
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,410,337
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,410,3372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON IN

_____________________________________
2 Fredric Edelman beneficially owns 261,050 of these shares directly, and may be deemed to own 3,149,287 shares indirectly as the 100% owner of The Edelman Financial Center, Inc.

CUSIP No. 27943Q105	Page 4 of 6

This statement relates to the Common Stock, par value $0.01 (the “Common Stock”) issued by The Edelman Financial Group Inc. (the “Issuer”), beneficially owned by The Edelman Financial Center, Inc. (“EFC”), a Virginia corporation, and Fredric Edelman (“Edelman”), a citizen of the United States of America (collectively, the “Reporting Persons”).  The principal business address of each of EFC and Edelman is 4000 Legato Road, 9th Floor, Fairfax, VA 22033.  The principal executive office of the Issuer is 600 Travis, Suite 3100, Houston, Texas 77002.  This statement amends and supplements the Schedule 13D filed on June 4, 2008.  Except as set for the herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by the following:

On April 16, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, Summer Holdings II, Inc., a Delaware corporation (“Parent”) and Summer Merger Sub, Inc. (“Merger Sub”), a Texas corporation, pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the wholly owned subsidiary of Parent, all subject to the terms and conditions set forth in the Merger Agreement (the “Merger”).  Each of Parent and Merger Sub is controlled by Lee Equity Partners, LLC.

In connection with the Merger Agreement, EFC and Edelman entered into a Voting Agreement with Parent, dated as of April 16, 2012 (the “Voting Agreement”), pursuant to which each of EFC and Edelman agreed, among other things, subject to the terms and conditions set forth therein, to vote the shares Common Stock held by them in favor of the Merger and against any proposal made in opposition to the Merger.  Each of EFC and Edelman also agreed, solely in their capacities as stockholders, that, during the period beginning on April 16, 2012 and ending on the Expiration Date (as defined in the Voting Agreement), they shall each not, among other things, (x) transfer any of their respective shares of Common Stock, (y) solicit or make any Competing Proposal (as defined in the Merger Agreement), or (z) enter into any voting or similar agreement with respect to any of the Common Stock they respectively hold.  The preceding description of the Voting Agreement is qualified in its entirety by the Voting Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Also in connection with the Merger Agreement, EFC and Edelman entered into a Contribution Agreement, dated as of April 16, 2012 (the “Contribution Agreement”), with Lee Summer, LP, a Delaware limited partnership (the “Partnership”) of which Parent is a wholly owned subsidiary.  Pursuant to the Contribution Agreement, EFC and Edelman agreed, subject to the terms and conditions set forth therein, that in connection with the consummation of the Merger, EFC will contribute its 22% membership interest in The Edelman Financial Center, LLC (“EFC LLC”), a majority owned subsidiary of the Issuer, to the Partnership in exchange for a combination of cash and Class A Units (as defined in the Contribution Agreement) of the Partnership.  The preceding description of the Contribution Agreement is qualified in its entirety by the Contribution Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Also in connection with the Merger Agreement, Edelman entered into an Employment Agreement, dated as of April 16, 2012, with EFC LLC and the Partnership (the “Employment

CUSIP No. 27943Q105	Page 5 of 6

Agreement”) and a Management Grant Agreement, dated as of April 16, 2012, with the Partnership (the “Grant Agreement”).  The effectiveness of each such agreement is conditioned upon the consummation of the Merger.  Pursuant to the Employment Agreement, following completion of the Merger, Edelman will, subject to the terms and conditions thereof, serve as Chief Executive Officer of, Issuer, Parent, EFC LLC, the Partnership, Summer Holdings I, LLC, a Delaware limited liability company and wholly owned subsidiary of the Partnership and Lee Summer GP, LLC, a Delaware limited liability company and general partner of the Partnership, for an initial term of 4 years measured from the Closing Date (as defined in the Employment Agreement).  Under the terms of the Grant Agreement, upon completion of the Merger, Edelman will, subject to the terms and conditions thereof, be granted incentive equity units in the Partnership, subject to time and/or performance-based vesting requirements as provided therein.

Item 5.  Interest in Securities of the lssuer

The Reporting Persons own an aggregate of 3,410,337 shares of Common Stock, 11.7% of the Issuer’s outstanding Common Stock.  Edelman beneficially owns 261,050 of these shares directly, and, as the 100% owner of EFC, may be deemed to be the beneficial owner of EFC’s 3,149,287 shares indirectly.  Edelman has sole voting power and sole dispositive power with regard to his 261,050 shares of Common Stock.  EFC has sole voting power and sole dispositive power with regard its 3,149,287 shares of Common Stock.

The Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, with Parent and the Partnership.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see response to Item 4 above.

Item 7.  Material to Be Filed as Exhibits

Voting Agreement, by and among Summer Holdings II, Inc., and the stockholders listed on Schedule 1 thereto, dated as of April 16, 2012.

Contribution Agreement, by and among Lee Summer, LP, The Edelman Financial Center, Inc., Lee Summer GP, LLC and Fredric Edelman, dated as of April 16, 2012.

CUSIP No. 27943Q105	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2012 (Date)

The Edelman Financial Center, Inc.

By:	/s/ Fredric Edelman
Fredric Edelman,
Chief Executive Officer, Director

Fredric Edelman, Individually

By:	/s/ Fredric Edelman
Fredric Edelman

Exhibit A

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as of April 16, 2012, (this “Agreement”), by and among Summer Holdings II, Inc., a Delaware corporation (“Parent”), and each of the Persons listed on Schedule 1 hereto (each, a “Stockholder”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Parent, Summer Merger Sub, Inc., a Texas corporation (“Merger Sub”) and wholly owned subsidiary of Parent, and The Edelman Financial Group Inc., a Texas corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, the “Merger Agreement”), pursuant to which, among other things, Merger Sub shall merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and as a wholly owned Subsidiary of Parent;

WHEREAS, as of the date of this Agreement, each Stockholder is the Beneficial Owner of the number of outstanding shares of Company Capital Stock set forth opposite such Stockholder’s name on Schedule 1 hereto (with respect to each Stockholder, the “Existing Shares”);

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement and incur the obligations set forth therein, the Stockholders have agreed to enter into this Agreement; and

WHEREAS, concurrent with the execution and delivery of this Agreement, each Stockholder is entering into the Contribution Agreement (as amended, the “Contribution Agreement”), by and among Lee Summer, LP, a Delaware limited partnership, Lee Summer GP, LLC, a Delaware limited liability company, and the Stockholders.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and for other good and valuable consideration, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
GENERAL

1.1  Defined Terms.  The following terms, as used in this Agreement, shall have the meanings set forth below.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

(a)           “Beneficial Ownership” by a Person of any security means ownership by such Person who, directly or indirectly (including through such Person’s Control of another Person), has: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security.  The terms “Beneficially Own”, “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings. For the purpose of this Agreement, no Stockholder shall be deemed to Beneficially Own any Company Capital Stock held by the Company or its Subsidiaries in proprietary trading accounts.

(b)           “Company Capital Stock” means the common stock, par value $0.01 per share, of the Company and all capital stock or other voting securities into which the common stock may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom, including any dividends or distributions of securities which may be declared in respect of the shares of common stock and entitled to vote in respect of the matters contemplated by Article II.

(c)           “Control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

(d)           “Covered Shares” means, with respect to a Stockholder, the Existing Shares and any shares of Company Capital Stock or other voting capital stock of the Company that the Stockholder acquires Beneficial Ownership of after the date of this Agreement and prior to the Expiration Date (as defined herein).

(e)           “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of, either voluntarily or involuntarily, or enter into any Contract or make any other arrangement or grant any option or other rights with respect to any of the foregoing.

ARTICLE II
VOTING

2.1   Agreement to Vote.  From and after the date hereof until the Expiration Date, each Stockholder hereby agrees that at the Company Shareholders Meeting and at any other meeting of the stockholders of the Company, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the stockholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the stockholders of the Company is sought, such Stockholder shall, and shall cause any holder of record of its Covered Shares to (in each case to the extent that such matters are submitted to the vote or written consent of the stockholders of the Company and the Covered Shares are entitled to vote thereon or consent thereto):

(a)           appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat for purposes of calculating a quorum and respond to each request by the Company for written consent, if any;

(b)           vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (i) in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby (irrespective of any Change of Recommendation), and (ii) in favor of any related proposal necessary to consummate the Merger and the transactions contemplated by the Merger Agreement; and

(c)            vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (i) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement or in the Contribution

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Agreement (to the extent such Stockholder is a party thereto), or (B) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Organizational Documents), (ii) against any Competing Proposal, and (iii) against any change in the composition of the Board of Directors of the Company.

(d)           Notwithstanding anything to the contrary contained in this Section 2.1, Section 2.2 or elsewhere in this Agreement, the obligations of any Stockholder to vote, approve, appear, consent or otherwise undertake any action whatsoever in respect of its Covered Shares in accordance with this Agreement, shall be subject to and conditioned upon (i) Parent’s compliance in all material respects with its obligations under this Agreement and (ii) there not having occurred any Adverse Amendment or Waiver (as defined Contribution Agreement) without the prior written consent of Fredric M. Edelman.

2.2   Grant of Proxy.  Each Stockholder hereby irrevocably grants a proxy to, and appoints, Parent and any designee of Parent, and each of them individually, as his, her or its proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in such Stockholder’s name, place and stead, solely to the extent necessary to permit Parent or such designee of Parent to vote, act by written consent or execute and deliver a proxy to vote or grant a written consent during the period commencing on the date hereof and ending on the Expiration Date with respect to all of such Stockholder’s Covered Shares in accordance with, and only in accordance with and to the extent of the matters addressed in, Section 2.1 hereof.  This proxy and power of attorney is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent and Merger Sub, and to secure the performance of the duties of such Stockholder under this Agreement.  Each Stockholder hereby (a) affirms that such irrevocable proxy is (i) coupled with an interest by reason of the Merger Agreement and (ii) executed and intended to be irrevocable in accordance with the provisions of Section 21.369 of the Texas Business Organizations Code (the “TBOC”), (b) revokes any and all prior proxies granted by such Stockholder with respect to its Covered Shares and agrees that, prior to the Expiration Date, no subsequent proxy will be given by such Stockholder (and if given shall be ineffective) and (c) ratifies and confirms all that the proxies appointed hereunder may lawfully do or cause to be done in accordance with the terms hereof. Each Stockholder shall take such further action or execute such other instruments as may be necessary or desirable to effectuate the intent of this proxy in accordance with the relevant provisions of the TBOC or any other applicable Law.  The power of attorney granted by such Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder.  The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement in accordance with Section 5.1.  None of Parent, any Parent Related Party or any Representative of any of them, shall incur any liability or obligation to any Stockholder, directly or indirectly, in connection with, or as a result of, any exercise of the proxy granted to Parent or any designee of Parent in accordance with this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Stockholders.  Each Stockholder represents and warrants to Parent as follows:

(a)           Organization; Authorization; Validity of Agreement; Necessary Action.  With respect to each Stockholder that (i) is not a natural person, such Stockholder (A) is duly

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organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and (B) has all corporate, limited partnership, trust or other organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement and (ii) is a natural person, he or she has the legal capacity and authority to execute and deliver this Agreement and perform his or her obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by such Stockholder, the performance by such Stockholder of his, her or its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by such Stockholder and no other actions or proceedings on the part of such Stockholder are necessary to authorize the execution and delivery by him, her or it of this Agreement, the performance by him, her or it of its obligations hereunder or the consummation by him, her or it of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a legal, valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms.  There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is trustee whose consent is required for the execution and delivery of this Agreement (including the irrevocable proxy granted herein), the performance by such Stockholder of his, her or its obligations hereunder or the consummation by such Stockholder of the transactions contemplated by this Agreement.

(b)           Ownership.  Such Stockholder is the Beneficial Owner of and has good and valid title to such Stockholder’s Existing Shares, free and clear of any Liens.  As of the date of this Agreement, such Stockholder’s Existing Shares constitute all of the shares of Company Capital Stock Beneficially Owned or owned of record by such Stockholder.  Such Stockholder is the sole Beneficial Owner and has and will have at all times through the Expiration Date sole Beneficial Ownership, sole voting power (including the right to Control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II hereof, and sole power to agree to all of the matters set forth in this Agreement.

(c)           Non-Contravention.  The execution, delivery and performance of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated by this Agreement, do not and will not (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, consent, termination, cancellation or acceleration of any obligation or loss of material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon his, her or its assets or properties under, any provision of (A) if such Stockholder is not a natural person, any charter or organizational documents of such Stockholder, (B) any Contract to which such Stockholder is party or by which any of his, her or its assets or properties is bound and (C) any Order or Law applicable to such Stockholder or his, her or its assets or properties or (ii) require any Consent of, or registration, declaration or filing with, notice to, or permit from, any Governmental Entity, other than compliance with the applicable requirements of the Exchange Act.

(d)           No Inconsistent Agreements.  Except for this Agreement, such Stockholder has not: (i) entered into any Contract, voting agreement, voting trust or similar agreement with respect to any of the Covered Shares having terms inconsistent with, in any respect, the Stockholder’s obligations hereunder, (ii) granted any proxy, consent or power of attorney with

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respect to any of the Covered Shares that remains in effect as of the date hereof or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of such Stockholder set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing in any material respect any of such Stockholder’s obligations under this Agreement.  Each Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement and the Contribution Agreement in reliance upon the Stockholders’ execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

(e)           No Action.  As of the date of this Agreement, there is no action, proceeding or investigation pending or, to the knowledge of such Stockholder, threatened against such Stockholder that (i) challenges the validity of this Agreement or (ii) could reasonably be expected to impair the ability of such Stockholder to timely perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f)           No Brokers.  No broker, finder, investment banker or other Person is entitled to any fee or commission from Parent, Merger Sub, the Company or any of its Subsidiaries in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

(g)           Limitation on Representations. For the avoidance of doubt, no Stockholder is making any representation with respect to actions taken by such Stockholder to the extent taken in such Stockholder’s capacity as an officer or director of the Company, in the name and on behalf of the Company.

3.2   Representations and Warranties of Parent.  Parent represents and warrants to each Stockholder as follows:

(a)           Organization; Authorization; Validity of Agreement; Necessary Action.  Parent has all corporate power and authority to execute, deliver and perform this Agreement.  This Agreement has been duly executed and delivered by Parent and, assuming this Agreement constitutes a valid and binding obligation of each Stockholder, constitutes a legal, valid and binding agreement of Parent enforceable against Parent in accordance with its terms.  The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by Parent and no other actions or proceedings on the part of Parent are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement.

(b)           Non-Contravention.  The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement do not and will not: (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, consent, termination, cancellation or acceleration of any obligation or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of Parent’s Subsidiaries under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any provision of (x) the charter or organizational documents of Parent, (y) any Contract to which Parent is a party or by which any of its properties or assets is bound or (z) any Order or Law applicable to Parent or (ii) require any Consent of, or registration,

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declaration or filing with, notice to, or permit from, any Governmental Entity, other than compliance with the applicable requirements, if any, of the Exchange Act, except, in the case of clauses (i) and (ii) above, any such items that, individually or in the aggregate, would not be expected to have a materially adverse effect on the ability of Parent to timely perform any of its obligations hereunder in any material respect.

ARTICLE IV
OTHER COVENANTS

4.1   Prohibition on Transfers.  No Stockholder shall, nor shall such Stockholder permit his or its affiliates to, Transfer of any of the Covered Shares, Beneficial Ownership thereof or any other interest therein.  Any attempted Transfer of any Covered Shares or any interest therein shall be null and void.  This Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any Person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, such Stockholder’s successors or assigns.

4.2   Additional Shares.  Each Stockholder agrees to promptly notify Parent of the number of additional shares of Company Capital Stock acquired by such Stockholder after the date hereof and prior to the Expiration Date.  Any such additional shares shall automatically become subject to the terms of this Agreement as Covered Shares as though Beneficially Owned by such Stockholder as of the date hereof.

4.3   No Inconsistent Agreements.  From and after the date hereof until the Expiration Date, no Stockholder shall: (a) enter into any Contract with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, in each case except in connection with the transactions contemplated hereby or by the Merger Agreement or Contribution Agreement, (b) create or permit to exist any Lien that could (i) prevent such Stockholder from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, or (ii) invalidate or revoke the proxy granted, pursuant to Section 2.2 or (c) enter into any voting or similar agreement with respect to the Covered Shares, or grant any proxy, consent or power of attorney with respect to any of the Covered Shares.

4.4   No Solicitation.  Each Stockholder, in his or her capacity as a stockholder, hereby agrees that during the term of this Agreement, such Stockholder shall not, and shall use reasonable best efforts to cause his or her affiliates and Representatives acting on such Stockholder’s behalf not to, (a) solicit, initiate, knowingly facilitate or knowingly take any action designed to encourage or facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or may reasonably be expected to constitute, a Competing Proposal, (b) enter into or participate in any discussion with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the property, books or records of the Company or its Subsidiaries to, any Person that, to the knowledge of such Stockholder, is seeking to make, or has made, a Competing Proposal, (c) alone or together with any Person, make a Competing Proposal, or (d) publicly propose to do any of the foregoing.  Notwithstanding the foregoing, each Stockholder may, and may authorize its affiliates and Representatives to, take any action specified in this Section 4.4 to the extent and at the times that the Company is permitted to take such actions under Section 7.3 of the Merger Agreement, provided that prior to the Expiration Date, such Stockholder will not, in his or her capacity as a stockholder, enter into any Contract or other agreement with respect to such Stockholder’s participation therein.

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4.5   Waiver of Appraisal and Dissenters’ Rights.  Each Stockholder hereby waives, and agrees not to assert or perfect, and shall cause any of his, her or its affiliates who hold of record any of such Stockholder’s Covered Shares to waive and to not assert or perfect, any rights of appraisal or rights to dissent from the Merger that such Stockholder may have under Subchapter H of Chapter 10 of the TBOC by virtue of ownership of the Covered Shares.

4.6   TBOC Requirements.

(a)           In furtherance of this Agreement, each Stockholder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Covered Shares with respect to any Transfer not permitted hereunder and to include the following legend on the share certificates for the Covered Shares, subject to the prompt termination of such stop transfer order and the removal of such legend promptly following any termination of this Agreement: “THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AND TRANSFER RESTRICTIONS PURSUANT TO THAT CERTAIN VOTING AGREEMENT, DATED AS OF APRIL 16, 2012, BY AND AMONG SUMMER HOLDINGS II, INC., THE EDELMAN FINANCIAL CENTER, INC. AND FREDRIC M. EDELMAN. ANY TRANSFER OF SUCH SHARES OF STOCK IN VIOLATION OF THE TERMS AND PROVISIONS OF SUCH VOTING AGREEMENT SHALL BE NULL AND VOID AND HAVE NO FORCE OR EFFECT WHATSOEVER.”

(b)           Each Stockholder hereby agrees that it will promptly authorize and instruct the Company to maintain a copy of this Agreement at either the principal executive office or the registered office of the Company.

4.7    Further Assurances.  No Stockholder shall, in his, her or its capacity as a stockholder, commence or participate in any shareholder-initiated  claim (derivative or otherwise) against Parent, Merger Sub, the Company or any of their respective Affiliates or successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, and each Stockholder shall take such actions within such Stockholder’s control to opt out of any class in any class actions with respect to any such claim.  For the avoidance of doubt, the foregoing shall not restrict the right of any Stockholder to enforce its rights pursuant to this Agreement, the Contribution Agreement or the Merger Agreement, including in connection with any claim of the Company authorized by the Board of Directors of the Company or the special committee of the Board of Directors of the Company.

ARTICLE V
MISCELLANEOUS

5.1   Termination.  This Agreement and all obligations of the parties hereunder, shall automatically terminate on the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) consummation of the Merger or (d) the termination of the Contribution Agreement in accordance with the terms thereof (such earliest date among the dates set forth in clauses (a) through (d) of this Section 5.1, inclusive, the “Expiration Date”); provided, that (i) no such termination of this Agreement shall relieve any party from liability for any willful breach of this Agreement prior to such termination and (ii) the provisions of Article V will survive any such termination.

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5.2   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the provisions of the TBOC are applicable, in which case the relevant provisions of the TBOC shall apply.

5.3   Submission to Jurisdiction; Service.  Each of the parties hereto (a) irrevocably submits itself to the personal jurisdiction of any court of proper subject matter jurisdiction in the State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and (d) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this Agreement.  Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient.  Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action related to or arising out of this Agreement, that (x) the action in any such court is brought in an inconvenient forum, (y) the venue of such action is improper or (z) this Agreement or the subject matter hereof may not be enforced in or by such courts.

5.4   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail, or by overnight courier service to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.4:

(a) if to Parent:

To:

Summer Holdings II, Inc.
c/o Lee Equity Partners, LLC
650 Madison Avenue – 21st Floor
New York, NY  10022
Attention:  Mark K. Gormley
Facsimile: (212) 702-3787
E-mail: mgormley@thlcapital.com
Attention: Benjamin Hochberg
Facsimile: (646) 346-1434
E-mail: bhochberg@thlcapital.com

with copies (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn: Christopher Ewan
Attn: David Shine
Facsimile: (212) 859-4000
E-mail: christopher.ewan@friedfrank.com
E-mail: david.shine@friedfrank.com

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(b) if to the Company

To: The Edelman Financial Group Inc. 600 Travis, Suite 5800 Houston, Texas 77002 Attn: John T. Unger Facsimile: (713) 220-5182 E-mail: john.unger@edelmanfinancial.com with copies (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3700
Dallas, Texas  75201-2975
Attn: Alan J. Bogdanow
Attn: Stephen M. Gill
Facsimile: (214) 999-7857
Email:   abogdanow@velaw.com
Email:   sgill@velaw.com

Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas  77002
Attn: Timothy T. Samson
Facsimile: (832) 397-8068
E-mail:  timothy.samson@tklaw.com

 (c) if to any Stockholder: to such Stockholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto.

5.5   Amendment.  This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by Parent and each Stockholder; provided that (i) matters that only affect the right of a particular Stockholder or Stockholders shall only require an instrument in writing signed by Parent and such Stockholder or Stockholders and (ii) any amendment, modification or supplement (including any termination of the Agreement other than in accordance with Section 5.1) that would reasonably be expected to impact the likelihood or the timeliness of the consummation of the transactions contemplated by the Merger Agreement or have a material adverse effect on the Company shall also require the written consent of the Company (which shall not be unreasonably withheld or delayed). The Company shall be a third party beneficiary hereof with respect to clause (ii) of this Section 5.5.

5.6   Extension; Waiver.  At any time before the termination of this Agreement, Parent, on the one hand, and any of the Stockholders, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement; provided that any such extension or waiver by Parent that would reasonably be expected to impact the likelihood or the timeliness of the consummation of the transactions contemplated by the Merger Agreement or have a material adverse effect on the Company shall require the written consent of the Company (which shall not be unreasonably withheld or delayed).  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such

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rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

5.7   Entire Agreement.  This Agreement, the Merger Agreement, the Contribution Agreement, and the documents referenced herein and therein, constitute the sole and entire agreement of the parties hereto with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

5.8   No Third-Party Beneficiaries.  This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by Parent and the Stockholders and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Parent and the Stockholders) any legal or equitable right, benefit or remedy of any nature whatsoever; provided that the Company shall be a third party beneficiary solely (a) to the extent set forth in Section 5.5 and Section 5.6 and (b) to enforce the obligations of the Stockholders set forth in Section 2.1.

5.9   Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable in any jurisdiction, then (a) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the end that the Merger is consummated and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.10   Rules of Construction.  It is the intention of the parties hereto that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The section headings contained in this Agreement are inserted for convenience only and shall not be deemed to limit or otherwise affect in any way the meaning or interpretation of this Agreement.

5.11   Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; provided that Parent may transfer or assign, in its sole discretion, its rights and obligations under this Agreement, in whole or from time to time in part to one or more of its Affiliates; provided further that such transfer or assignment shall not relieve Parent of its obligations hereunder.  Any purported assignment in violation of the foregoing shall be void.

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5.12   Specific Performance.  Each party hereto hereby acknowledges and agrees that the other parties (and, to the extent of its rights expressly provided pursuant to Section 5.5 and Section 5.6, the Company) would incur irreparable harm or injury for which money damages would not be an adequate remedy if for any reason a party fails to perform any of such party’s obligations under this Agreement in accordance with their specific terms.  Accordingly, each party agrees that the other parties (and, to the extent of its rights expressly provided pursuant to Section 5.5 and Section 5.6, the Company) shall be entitled, in seeking to enforce this Agreement against any the other parties hereto, to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement by the other parties hereto and to enforce specifically the terms and provisions of this Agreement in the courts described in Section 5.3, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity.  Each party hereto hereby waives any requirement for the posting of any bond or similar collateral in connection therewith and agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the enforcing party (or, to the extent of its rights expressly provided pursuant to Section 5.5 and Section 5.6, the Company) has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

5.13   Stockholder Capacity.  Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Stockholder are made solely with respect to such Stockholder and the Covered Shares.  Each Stockholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares and nothing herein shall limit or affect any actions taken by any employee, officer or director of the Company (or Subsidiary of the Company) in his or her capacity as an employee, director or officer of the Company (or Subsidiary of the Company), including participating on behalf of, and in his or her capacity as an employee, director or officer of, the Company (or Subsidiary of the Company) in any discussions or negotiations with Parent or with any third Person.  For the avoidance of doubt and notwithstanding anything to the contrary contained herein, nothing in this Agreement shall limit or restrict any Stockholder from voting in such Stockholder’s sole discretion on any matter other than the matters referred to in Section 2.1 hereof.  Nothing contained herein, and no action taken by any Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

5.14   No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting or disposition of any of the Covered Shares except, in each case, as provided in this Agreement.

5.15   Action by the Company.  No waiver, consent, extension, amendment or other action by or on behalf of the Company pursuant to or as contemplated by this Agreement shall have any effect unless such waiver, consent, extension, amendment or other action is expressly approved by the Special Committee.

5.16   Fees and Expenses.  Except as may otherwise be agreed in writing by the parties hereto, all costs and expenses (including all fees and disbursements of counsel, accountants,

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investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

5.17   Counterparts; Effectiveness.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic (i.e., PDF) transmission), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

5.18   Fredric Edelman Guarantee.  Fredric M. Edelman agrees to take all action necessary to cause The Edelman Financial Center, Inc. to perform all of its agreements, covenants and obligations under this Agreement. Fredric M. Edelman unconditionally guarantees to Parent the full and complete performance by The Edelman Financial Center, Inc. of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of The Edelman Financial Center, Inc. under this Agreement to the same extent that The Edelman Financial Center, Inc. is so liable.

[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties to this Agreement as of the date first written above.

PARENT:	SUMMER HOLDINGS II, INC.

	By:	/s/ Mark K. Gormley
	Name:	Mark K. Gormley
	Title:	President

[Signature Page to FE Voting Agreement]

STOCKHOLDERS:	/s/ Fredric M. Edelman
Fredric M. Edelman

THE EDELMAN FINANCIAL CENTER, INC.

	By:	/s/ Fredric M. Edelman
	Name:	Fredric M. Edelman
	Title:	Chief Executive Officer

[Signature Page to FE Voting Agreement]

Schedule 1

STOCKHOLDERS

Stockholder	Existing Shares
Fredric M. Edelman 4000 Legato Road, 9th Floor Fairfax, VA 22033 Facsimile: (703) 818-1910	261,050
The Edelman Financial Center, Inc. Attn: Fredric M. Edelman 4000 Legato Road, 9th Floor Fairfax, VA 22033 Facsimile: (703) 818-1910	3,149,287

Exhibit B

EXECUTION VERSION
CONTRIBUTION AGREEMENT

IN MAKING AN INVESTMENT DECISION ROLLOVER INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PARTNERSHIP AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE OR NON-U.S. SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. ROLLOVER INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS CONTRIBUTION AGREEMENT (this “Agreement”), dated as of April 16, 2012, is by and among Lee Summer, LP, a Delaware limited partnership (the “Partnership”), the individual named on Annex A hereto (the “Rollover Investor”) and The Edelman Financial Center, Inc., a Virginia corporation wholly-owned by the Rollover Investor (“EFC Inc.”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, Summer Holdings II, Inc., a Delaware corporation and a wholly-owned Subsidiary of the Partnership (“Parent”), Summer Merger Sub, Inc., a Texas corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), and The Edelman Financial Group Inc., a Texas corporation (“Company”), have entered into an Agreement and Plan of Merger, dated as of April 16, 2012 (the “Merger Agreement”), pursuant to which, on the terms and conditions set forth in the Merger Agreement, Merger Sub shall merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and as a wholly-owned Subsidiary of Parent;

WHEREAS, the Partnership is managed by its general partner, Lee Summer GP, LLC, a Delaware limited liability company (the “General Partner”);

WHEREAS, EFC Inc. owns the membership interests in The Edelman Financial Center, LLC, a Delaware limited liability company (“EFC LLC”), as set forth on Annex A (the “EFC Interests”);

WHEREAS, the Rollover Investor and EFC Inc. desire to contribute, transfer and assign to the Partnership all of their right, title and interest in and to the EFC Interests in exchange for a number of newly issued Class A partnership interests of the Partnership (each a “Class A Unit”) and cash in the amount of the Excess Value Amount (as defined in Annex A), as adjusted by the True-Up Payment (as defined herein), in each case as more fully set forth herein (the “Exchange”);

WHEREAS, in connection with the execution of the Merger Agreement, certain affiliates of Lee Equity Partners, LLC (“Sponsor”) have entered into the Equity Commitment Letter with Parent with respect to the provision of equity financing to effect the Merger (the “Sponsor Equity Commitment”);

WHEREAS, it is intended that the contribution by EFC Inc. of the applicable portion of the EFC Interests in exchange for newly issued Class A Units be governed by Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, it is intended that the contribution by EFC Inc. of the applicable portion of the EFC Interests in exchange for the Excess Value Amount (as adjusted by the True-Up Payment) be treated as a taxable sale for U.S. federal income tax purposes.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereto hereby agree as follows:

ARTICLE I

CONTRIBUTION OF EFC INTERESTS

1.1.           Upon the terms and subject to the conditions set forth herein and immediately prior to the Effective Time, EFC Inc. hereby agrees to, and the Rollover Investor shall take all actions necessary to cause EFC Inc. to, contribute, transfer and assign to the Partnership all of its right, title and interest in and to the EFC Interests (the “Contributed Securities”) in exchange for (a) the Partnership’s issuance to EFC Inc., of that number of Class A Units determined by dividing the Committed Contribution Value (as defined on Annex A) by the Class A Initial Price Per Unit (as defined in the Partnership Agreement) and (b) a cash payment by the Partnership to EFC Inc. equal to the Excess Value Amount (as adjusted by the True-Up Payment).

1.2.           By executing and delivering this Agreement, as a condition to the issuance of the Class A Units to the Rollover Investor, the Rollover Investor agrees to, and to cause his affiliate holding the Class A Units immediately following the Exchange Closing to, be bound by and become a party to that certain Amended and Restated Partnership Agreement of the Partnership, in the form attached hereto as Exhibit B (the “Partnership Agreement”).

1.3.           The obligations of the Rollover Investor and EFC Inc. to consummate the transactions contemplated by Article I of this Agreement shall be subject to and conditioned upon the following: (a) the representations and warranties of the Partnership set forth in this Agreement being true and correct in all material respects at and as of the Closing as if made at and as of the Closing; (b) the Partnership’s compliance in all material respects with its obligations hereunder; (c)  there not having been effected or granted any Adverse Amendment or Waiver (as defined below) without the prior written consent of the Rollover Investor; (d) the absence of any prohibition against the consummation of the transactions contemplated hereby by any applicable Law and (e) the substantially contemporaneous consummation of the Merger.

1.4.           The obligations of the Partnership to consummate the transactions contemplated by Article I of this Agreement shall be subject to and conditioned upon the following: (a) the representations and warranties of each of the Rollover Investor and EFC Inc. set forth in this Agreement being true and correct in all material respects at and as of the Closing as if made at and as of the Closing; (b) the compliance of each of the Rollover Investor and EFC Inc. in all material respects with their respective obligations hereunder, (c) the absence of any prohibition against the consummation of the transactions contemplated hereby by any applicable Law; and (d) the substantially contemporaneous consummation of the Merger.

ARTICLE II

EXCHANGE CLOSING

2.1.           The closing of the Exchange (the “Exchange Closing”) shall take place at such place as the Closing of the transactions contemplated by the Merger Agreement and contemporaneously with the consummation of the Merger pursuant to the Merger Agreement.

2.2.           Deliveries of Rollover Investor and EFC Inc. at Closing.  At or prior to the Exchange Closing, each of the Rollover Investor and EFC Inc. shall deliver to the Partnership:

(a)           an instrument of transfer, in the form attached as Exhibit C hereto, with respect to the Contributed Securities duly executed by EFC Inc.;

(b)           a non-foreign affidavit reasonably satisfactory to the Partnership and dated as of the Closing Date, sworn under penalties of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that EFC Inc. is not a “foreign person” as defined in Section 1445 of the Code;

(c)           a counterpart signature page to the Partnership Agreement, duly executed by each of EFC Inc. and the Rollover Investor; and

(d)           a counterpart signature page to the GP Agreement, duly executed by the Rollover Investor.

2.3.            Deliveries of the Partnership at Closing.  At the Exchange Closing, the Partnership shall deliver to, and in the case of clause (b) on behalf of, EFC Inc. and the Rollover Investor:

(a)           the Excess Value Amount by wire transfer in immediately available federal funds to the account designated by the Rollover Investor in writing prior to the Exchange Closing;

(b)           the GP Capital Contribution by wire transfer in immediately available funds to the account designated by the General Partner in writing prior to the Exchange Closing;

(c)           counterpart signature pages to the Partnership Agreement duly executed by the General Partner and by each of the Persons (other than EFC Inc. and the Rollover Investor) subscribing for Class A Units in connection with the transactions contemplated by the Merger Agreement; and

(d)           counterpart signature pages to the GP Agreement duly executed by the by each of the Persons (other than the Rollover Investor) that are party thereto.

2.4.           True-Up Payment.  If, at the time the Exchange Closing occurs, the Final Quarterly Financials (as defined on Annex A) for the most recent calendar quarter ending prior to the occurrence of the Exchange Closing are not complete, then the parties shall cause the Chief Financial Officer of EFC LLC to calculate the True-Up Amount as set forth on Annex A promptly following the completion of such Final Quarterly Financials.  Promptly, and in any event no later than three (3) Business Days following such determination of the True-Up Amount, (i) if the True-Up Amount is a positive number, the Partnership shall deliver to the Rollover Investor cash in the amount of the True-Up Amount, by wire transfer in immediately available federal funds to the account designated by the Rollover Investor in writing prior to such payment, (ii) if the True-Up Amount is a negative number, the

Rollover Investor shall deliver to the Partnership cash in the amount of the absolute value of the True-Up Amount, by wire transfer in immediately available federal funds to the account designated by the Partnership in writing prior to such payment and (iii) if the True-Up Amount is $0, no payment will be made.  Any payment pursuant to this Section 2.4 is referred to as the “True-Up Payment”.  Any True-Up Payment received by or paid by the Partnership pursuant to this Section 2.4, and any “True-Up Amount” (as defined in the letter agreement, dated as of the date hereof, among the Company, EFC Inc., the Rollover Investor and Edward Moore (the “Letter Agreement”)) received by or paid by the Partnership pursuant to paragraph 3 of the Letter Agreement shall be specially allocated to the LEP Partners (as defined in the Partnership Agreement).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARTNERSHIP

The Partnership hereby represents and warrants to the Rollover Investor and EFC Inc. as follows:

3.1.           Organization; Authorization.  The Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to execute and deliver this Agreement and the Partnership Agreement and to perform its obligations hereunder and thereunder.  This Agreement has been duly and validly authorized by all necessary action pursuant to the Partnership Agreement, and has been duly and validly executed and delivered by the Partnership and constitutes a legal, valid and binding obligation of the Partnership, enforceable against it in accordance with its terms.  At the Closing, the Partnership Agreement and the GP Agreement will have been duly executed and delivered by the General Partner and the Partner, as applicable, and, assuming due authorization, execution and delivery thereof by the other parties thereto, will constitute a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms.

3.2.           Non-Contravention.  Except for applicable filings under federal and state securities laws, the execution and delivery of this Agreement by the Partnership and the consummation of the transactions contemplated hereby do not require the Partnership to file any notice, report or other filing with, or to obtain any consent, registration, approval, permit or authorization of or from, any governmental or regulatory authority of the United States, any State thereof or any foreign jurisdiction, and do not constitute a  breach or violation of, or a  default under, any provision of any mortgage, lien, lease, agreement, license, instrument, law, regulation, order, arbitration, award, judgment or decree to which the Partnership is a party or by which its property is bound, in any such case which would reasonably be expected to prevent, materially delay or materially burden the transactions contemplated by this Agreement.

3.3.           Issuance of the Class A Units.  Upon issuance of the Class A Units to EFC Inc. at the Exchange Closing, such Class A Units will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any mortgage, pledge, security interest, claim, encumbrance, lien or charge of any kind, excluding restrictions under applicable securities laws (each, a “Lien”) except as may otherwise be set forth in the Partnership Agreement or the Management Grant Agreement between the Rollover Investor and the Partnership as in effect from and after the consummation of the Merger or otherwise created by the Rollover Investor.

3.4.           Purpose; Merger.  Each of Parent and the Partnership was organized solely for the purpose of effecting the transactions contemplated by the Merger Agreement (including the transactions contemplated hereby) and as of the Exchange Closing will have engaged in no activity other than in connection with the transactions contemplated thereby and hereby.  Assuming that (a) the representations and warranties of the Rollover Investor and EFC Inc. hereunder are true and correct as of the Exchange Closing, (b) compliance by the Rollover Investor and EFC Inc. with their respective obligations under this Agreement, (c) the representations and warranties of Edward Moore pursuant to the Contribution Agreement dated as of the date hereof between the Partnership and Mr. Moore (the “Moore CA”) are true and correct as of the Exchange Closing, (d) compliance by Mr. Moore with his obligations under the Moore CA, and (e) the Company’s representations and warranties set forth in Section 4.3 of the Merger Agreement are true and correct as of the Exchange Closing, following consummation of the Merger and the transactions contemplated by this Agreement, the Moore CA and each other contribution agreement between the Partnership and the other Persons subscribing for Class A Units, the Partnership shall, directly or indirectly, be the sole beneficial owner of, and have good and marketable title to, of all of the authorized and outstanding equity securities of the Company and of EFC LLC.  The Partnership is the sole beneficial owner of all of the outstanding equity securities of Parent, and there are no outstanding subscriptions, options, warrants, calls, convertible securities, or other similar rights, agreements, commitments of any kind to which the Partnership or Parent is a party or by which the Partnership or Parent is bound requiring Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in Parent.

3.5.           Capitalization; Partnership Agreement.  Upon completion of the Exchange Closing and the other transactions described in Section 3.4, and except for any class of equity securities issued in accordance with the Partnership Agreement following the Exchange Closing, the Class A Units to be issued to EFC Inc. pursuant to this Agreement shall constitute the same class of securities of the Partnership issued to any affiliates of Sponsor, and, together with the Class A Units issued by the Partnership in connection with the consummation of the Merger and the Class B Units to be issued by the Partnership as described in Section 3.7, shall be the only outstanding or authorized class of equity securities of the Partnership.  Upon completion of the Exchange Closing, all partners of the Partnership shall be properly admitted as partners and bound by the provisions of the Partnership Agreement.

3.6.           Proceedings.  As of the date hereof, there is no Proceeding pending or, to the knowledge of the Partnership, threatened against the Partnership or any of its Affiliates before or by any Governmental Entity that would impair the ability of the Partnership to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

3.7.           Management Grant Agreement.  Schedule 3.7 hereto sets forth the parties agreement as of the date hereof regarding the allocation of Class B Units (including any phantom units), and subclasses thereof, to be issued, and the parties to whom such units are expected to be issued in connection with the Closing under the Merger Agreement pursuant to the Partnership’s Management Incentive Plan.

3.8.           Acquisition of Contributed Securities.

(a)           The Partnership is acquiring the Contributed Securities for investment purposes only and not with a view to, or for, distribution, resale or fractionalization thereof, in whole or in part, in each case under circumstances which would require registration thereof under the Securities Act, or any applicable state securities laws.

(b)           The Partnership is relying on its business judgment and knowledge concerning the business, financial condition and prospects of EFC LLC, and the advice of Partnership’s own counsel, tax advisors and other advisors, in making the decision to acquire the Contributed Securities.

(c)           The Partnership is not issuing the Class A Units in exchange for Contributed Securities as a result of or subsequent to any advertisement, article, notice or other communication published in any newspapers, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person or entity not previously known to the Partnership in connection with investments in securities generally.

(d)           The Partnership is an “accredited investor” as described in Rule 501(a) of Regulation D under the Securities Act.

(e)           The Partnership understands that an investment in EFC LLC is a speculative investment which involves a high degree of risk of loss of the Partnership’s investment therein. The Partnership is able to bear the economic risk of such investment for an indefinite period of time, including the risk of a complete loss of the Partnership’s investment in such securities. The Partnership acknowledges that the Contributed Securities are not registered under the Securities Act or any applicable state securities laws and, therefore, cannot be sold unless subsequently registered under the Securities Act or any applicable state securities laws or an exemption from such registration is available and that transfers of the Contributed Securities may be restricted by applicable state and non-U.S. securities laws.

(f)           The Partnership and its advisors, if any, have been afforded the opportunity to examine all documents related to and, if applicable, executed in connection with the transactions contemplated hereby, which the Partnership or advisors, if any, have requested to examine.  The Partnership has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Contributed Securities and has had full access to such other information concerning EFC LLC as it has requested.  The Partnership’s knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risk of the investment in the Contributed Securities.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS OF ROLLOVER INVESTOR
and EFC INC.

The Rollover Investor and EFC Inc. hereby represent, warrant and acknowledge to the Partnership as follows:

4.1.           Organization; Authorization.  The Rollover Investor has full legal capacity to execute and deliver this Agreement and the agreements contemplated hereby and to perform his obligations hereunder and thereunder. EFC Inc. is an entity duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation, has all requisite power and authority and all necessary governmental approvals to execute and deliver this Agreement and the agreements contemplated hereby and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by each of the Rollover Investor and EFC Inc. and constitutes a legal, valid and binding obligation of each of the Rollover Investor and EFC Inc., enforceable against each of them in accordance with its terms.

4.2.           Non-Contravention.  Except for applicable filings under federal and state securities laws, the execution and delivery of this Agreement by each of the Rollover Investor and EFC Inc. and the consummation of the transactions contemplated hereby do not require the Rollover Investor or EFC Inc. to file any notice, report or other filing with, or to obtain any consent, registration, approval, permit or authorization of or from, any governmental or regulatory authority of the United States, any

State thereof or any foreign jurisdiction, and do not constitute a breach or violation of, or a default under, any provision of any mortgage, lien, lease, agreement, license, instrument, law, regulation, order, arbitration, award, judgment or decree to which either the Rollover Investor or EFC Inc. is a party or by which its property is bound, in any such case which would reasonably be expected to prevent, materially delay or materially burden the transactions contemplated by this Agreement.

4.3.           Certain Matters Relating to the Contributed Securities.

(a)           EFC Inc. is the sole record and beneficial owner of, and has good and marketable title to, the Contributed Securities, and such ownership is free and clear of any Liens except as expressly set forth in the Limited Liability Company Agreement of EFC LLC, dated as of May 10, 2005, as amended (the “EFC LLCA”).  Except for the EFC LLCA, neither the Rollover Investor nor EFC Inc. is a party to, or bound by, any Contract (i) directly related to the EFC Interests or the ownership or disposition thereof or (ii) any rights or obligations with respect to the EFC Interests that would reasonably be expected to restrict or otherwise affect the Rollover Investor’s or EFC Inc.’s power or authority to comply with and perform its respective covenants and obligations under this Agreement. Upon consummation of the Exchange Closing as provided in this Agreement, the Partnership will acquire good and marketable title to the Contributed Securities free and clear of all Liens.

(b)           The Rollover Investor is the sole record and beneficial owner of all of the outstanding equity securities of EFC Inc., and there are no outstanding subscriptions, options, warrants, calls, convertible securities, or other similar rights, agreements, commitments of any kind to which the Rollover Investor or EFC Inc. is a party or by which the Rollover Investor or EFC Inc. is bound requiring EFC Inc. to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in EFC Inc.

(c)           EFC Inc. and, as the sole owner thereof, the Rollover Investor, has and will have at all times through the Exchange Closing sole voting power, sole power of disposition, and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Contributed Securities.

(d)           There is no Proceeding pending or, to the knowledge of the Rollover Investor or EFC Inc., threatened against the Rollover Investor, EFC Inc. or any of their respective Affiliates before or by any Governmental Entity that would impair the ability of the Rollover Investor or EFC Inc. to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

4.4.           Certain Matters Relating to the Rollover Investor’s Investment in the Class A Units.

(a)           The Rollover Investor and EFC Inc. are acquiring the Class A Units for investment purposes only and not with a view to, or for, distribution, resale or fractionalization thereof, in whole or in part, in each case under circumstances which would require registration thereof under the Securities Act, or any applicable state securities laws.

(b)           The Rollover Investor is relying on his or her own business judgment and knowledge concerning the business, financial condition and prospects of the Partnership, and the advice of the Rollover Investor’s own counsel, tax advisors and other advisors, in making the decision to acquire the Class A Units.

(c)           Neither the Rollover Investor nor EFC Inc. is contributing the Contributed Securities in exchange for Class A Units as a result of or subsequent to any advertisement, article, notice or other communication published in any newspapers, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person or entity not previously known to Rollover Investor in connection with investments in securities generally.

(d)           The Rollover Investor is an “accredited investor” as described in Rule 501(a) of Regulation D under the Securities Act;

(e)           The Rollover Investor understands that an investment in the Class A Units is a speculative investment which involves a high degree of risk of loss of the Rollover Investor’s investment therein. The Rollover Investor is able to bear the economic risk of such investment for an indefinite period of time, including the risk of a complete loss of the Rollover Investor’s investment in such securities. The Rollover Investor acknowledges that the Class A Units have not been registered under the Securities Act or any applicable state securities laws and, therefore, cannot be sold unless subsequently registered under the Securities Act or any applicable state securities laws or an exemption from such registration is available and that transfers of the Class A Units may be restricted by applicable state and non-U.S. securities laws.

(f)           The Rollover Investor and its advisors, if any, have been afforded the opportunity to examine all documents related to and, if applicable, executed in connection with the transactions contemplated hereby, which the Rollover Investor or advisors, if any, have requested to examine.  The Rollover Investor has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Class A Units and has had full access to such other information concerning the Partnership and its Subsidiaries as it has requested.  The Rollover Investor’s knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risk of the investment in the Class A Units.  The Rollover Investor has carefully reviewed the terms and provisions of this Agreement and the Partnership Agreement and has evaluated the restrictions and obligations contained herein and therein.

4.5.           Rollover Investor’s Knowledge.  The Rollover Investor has a high degree of familiarity with the business, operations and current financial condition of the Company and its Subsidiaries.

ARTICLE V

COVENANTS OF THE PARTIES

5.1.           Each of the Rollover Investor and EFC Inc. hereby covenants and agrees as follows:

(a)           EFC Inc. shall not (and the Rollover Investor shall cause EFC Inc. not to) directly or indirectly sell, transfer, pledge, assign or otherwise dispose of any of the Contributed Securities (or any interest therein) between the date hereof and the Exchange Closing or, if earlier, until termination of this Agreement in accordance with its terms.  Notwithstanding the generality of the foregoing, the Rollover Investor and EFC Inc. hereby waive the right to require the Company to purchase the EFC Interests as provided in Article XI of EFC LLCA to the extent such rights are triggered by the Company’s (i) entering into the Merger Agreement, (ii) the approval of the transactions contemplated by the Merger Agreement or (iii) the consummation of the transactions contemplated by the Merger Agreement.  For the avoidance of doubt, the foregoing waiver shall be limited to, and effective only with respect to, the transactions contemplated by the Merger Agreement, and nothing herein shall be deemed or construed to amend or modify, or as a waiver of, any such rights following the termination of this Agreement if the Exchange Closing has not occurred.

(b)           Neither the Rollover Investor or EFC Inc. shall enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with the Rollover Investor’s or EFC Inc.’s respective representations, warranties, covenants and obligations under this Agreement, or take any action that would reasonably be expected to restrict or otherwise affect the Rollover Investor’s or EFC Inc.’s respective power, authority and right to comply with and perform its covenants and obligations under this Agreement.

(c)           Effective from and after the date hereof until this Agreement is terminated in accordance with Section 6.13, the Rollover Investor and EFC Inc. hereby waive their respective rights under that certain Registration Rights Agreement, dated as of May 10, 2005, as amended, among the Company, the Rollover Investor and EFC Inc. (the “Registration Rights Agreement”) and hereby agree that, upon consummation of the Exchange Closing, the Registration Rights Agreement shall automatically terminate and be of no further force or effect without any further action of the Rollover Investor or EFC Inc.  For the avoidance of doubt, nothing herein shall be deemed or construed to amend or modify, or as a waiver of, any rights under the Registration Rights Agreement following the termination of this Agreement if the Exchange Closing has not occurred.

5.2.           The Rollover Investor hereby acknowledges and agrees that the Class A Units are subject to restrictions on transfer and resale and may not be transferred or resold except (i) as may be provided in the Partnership Agreement; and (ii) as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

5.3.           The Partnership agrees that, without the prior written consent of the Rollover Investor, it shall not, and it shall cause Parent and Merger Sub not to, enter into or agree to any amendment or waiver of the Merger Agreement if the terms of such amendment or waiver are or would reasonably be expected to be materially adverse to the Rollover Investor or EFC Inc (an “Adverse Amendment or Waiver”).  Without limiting the foregoing, the parties agree that the following would be materially adverse to the Rollover Investor and EFC Inc.: (i) an amendment to change the amount or form of consideration to be paid to any Person pursuant to the Merger Agreement, (ii) the waiver or elimination of any condition in Section 8.2 of the Merger Agreement to the extent such condition contemplates the absence of a Company Material Adverse Effect, (iii) the waiver or elimination of the condition set forth in Section 8.2(f) of the Merger Agreement, (iv) an amendment of or the elimination of the Company’s authority under Section 6.1(d)(iii) of the Merger Agreement or (v) an amendment to add any condition to the obligations of either party to the Merger Agreement.  The Partnership shall, and shall cause Parent to, provide the Rollover Investor with at least two (2) business days’ prior written notice of any amendment or waiver of the Merger Agreement that would reasonably be expected to constitute an Adverse Amendment or Waiver and reasonable opportunity to review such amendment or waiver before it is executed and delivered.

5.4.           In the event that, upon completion of the Exchange Closing and the other transactions described in Section 3.4 and Section 5.5, EFC Inc. would hold a percentage of the total Class A Units outstanding that is less than the Target Percentage Interest (as defined on Schedule 5.4 hereto), the Partnership shall notify the Rollover Investor in writing, and EFC Inc. shall have the option, exercisable by written notice to the Partnership within three (3) Business Days following receipt of such notice from the Partnership, to decrease the Excess Value Amount and increase the Committed Contribution Value in order to acquire such number of additional Class A Units sufficient to cause its percentage ownership of total Class A Units outstanding to be equal to the Target Percentage Interest.  In the event that EFC Inc. elects to so increase its Class A Unit ownership pursuant to this Section 5.4, EFC Inc. will return to the Partnership the amount of any such decrease in the Excess Value Amount to the extent previously received and the parties hereto agree to promptly amend this Agreement and any applicable schedules or records of ownership, as necessary to effect and record the foregoing transaction.

5.5.           The Rollover Investor and EFC Inc. acknowledge that following the date hereof, the Partnership may enter into agreements with other Persons in respect of contributions of cash or securities of the Company in exchange for Class A Units of the Partnership, and notwithstanding anything to the contrary herein, the parties acknowledge and agree that the amount contributed by such Persons to the Partnership in connection with the consummation of the Merger shall reduce, dollar for dollar, the aggregate capital contribution of affiliates of Sponsor in the Partnership, with corresponding reductions in the number of Class A Units issued to, and the final percentage interest of, Sponsor in the Partnership upon consummation of the Merger.  No such arrangements shall have the effect of reducing the Contribution Amount, the Committed Contribution Value, the Excess Value Amount or the Target Percentage Interest.

5.6.           Contemporaneously with the Exchange Closing, the Rollover Investor agrees to make a capital contribution to the General Partner in the amount set forth on Annex A (the “GP Capital Contribution”) in exchange for a membership interest in the General Partner and to enter into the Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP Agreement”) in the form attached as Exhibit D, and thereupon, the Rollover Investor shall be admitted as a member of the General Partner.

5.7.           In the event that EFC LLC does not have in effect on the Closing Date a valid election under Section 754 of the Code to adjust the basis of its assets for its taxable year that includes the Closing Date (the “Section 754 Election”), the Rollover Investor shall cooperate with the Partnership to take, or cause to be taken, all appropriate actions to cause EFC LLC to make the Section 754 Election.

ARTICLE VI

MISCELLANEOUS

6.1.           Governing Law.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE INTERPRETED AND ENFORCED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN THAT JURISDICTION.

6.2.           Submission to Jurisdiction; Service.  Each of the parties hereto (a) irrevocably submits itself to the personal jurisdiction of any court of proper subject matter jurisdiction in the State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and (d) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this Agreement.  Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient.  Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action related to or arising out of this Agreement, that (x) the action in any such court is brought in an inconvenient forum, (y) the venue of such action is improper or (z) this Agreement or the subject matter hereof may not be enforced in or by such courts.

6.3.           Tax Treatment. It is the intent of the parties hereto that, for U.S. federal income tax purposes, (a) the contribution by EFC Inc. of the applicable portion of the Contributed Securities in exchange for newly issued Class A Units be governed by Section 721 of the Code and (b) the contribution by EFC Inc. of the applicable portion of the Contributed Securities in exchange for the Excess Value Amount (as adjusted by the True-Up Payment) be treated as a taxable sale.  The parties shall not take any action or position inconsistent with this Section 6.3, whether in audits, tax returns, or otherwise.

6.4.           Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, if to the Partnership, addressed to the Partnership c/o Lee Equity Partners, LLC, 650 Madison Avenue, New York, NY 10022, Attention: Mark K. Gormley and Benjamin Hochberg, Facsimile Number (212) 702-3787, with copies to Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004, Facsimile Number (212) 859-4000, Attention: Christopher Ewan and David N. Shine; if to the Rollover Investor, to Fredric M. Edelman, 4000 Legato Rd., 9th Floor, Fairfax, Virginia 22033, with a copy to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, 10019-6064, Attention: Robert D. Goldbaum, Facsimile Number (212) 757-3900, or to such other persons or addresses as may be designated in writing by the party to receive such notice.

6.5.           Entire Agreement, etc.  This Agreement, the Merger Agreement, the Partnership Agreement, the GP Agreement and other documents and instruments referenced herein or delivered in connection herewith (a) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, and (b) is for the benefit only of the parties hereto and is not intended to create any obligations to, or rights in respect of, any persons other than the parties hereto.

6.6.           Amendments and Waivers.  This Agreement may not be modified or amended except by a written instrument signed by the Partnership and the Rollover Investor. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach of the same or similar nature.

6.7.           Assignment.  This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of each of the parties hereto.  Any assignment by a party hereto requires consent of the other parties hereto, except that the Partnership may assign its rights and obligations hereunder to an Affiliate; provided that no such assignment shall relieve the Partnership of its obligations hereunder and the Partnership may not assign its rights or obligations hereunder to any Person other than to a successor owner of all of the equity securities of Parent for which the representations and warranties of the Partnership hereunder would remain true and correct and in a transaction that is otherwise economically neutral to the Rollover Investor.

6.8.           Severability.  If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.9.           Counterparts.  For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

6.10.           Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

6.11.           Survival of Representations and Warranties.  All representations, warranties and covenants contained herein or made in writing by the Rollover Investor, EFC Inc., or by or on behalf of the Partnership pursuant to this Agreement, shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Partnership, the Rollover Investor or EFC Inc., the issue and sale of the Class A Units and the consummation of the Exchange~~.~~

6.12.           Specific Performance.  Each party hereto acknowledges and agrees that a breach of this Agreement by any of them would cause irreparable damage to the other parties hereto and that the other parties hereto would not have an adequate remedy at law.  Accordingly, the obligations of each party hereto under this Agreement shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith.

6.13.           Termination. This Agreement shall terminate (i) upon mutual written consent of the Partnership and Rollover Investor, (ii) automatically without any further action of the parties hereto if, at any time prior to the Exchange Closing, the Merger Agreement shall have been terminated or if the Sponsor Equity Commitment has been terminated, in each case in accordance with their respective terms, (iii) upon 15 days’ prior written notice to the Partnership by the Rollover Investor given at any time following October 13, 2012 or (iv) upon written notice to the Partnership by the Rollover Investor at any time following the making or granting of an Adverse Amendment or Waiver without the Rollover Investor’s prior written consent, with such notice given no later than 10 days following the making or granting of such Adverse Amendment or Waiver.  Upon any such termination, the rights and obligations of the parties shall terminate and there shall be no liability on the part of the Partnership, the Rollover Investor or EFC Inc. under this Agreement; provided, that no such termination of this Agreement shall relieve any party from liability for any willful breach of this Agreement prior to such termination.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first mentioned above.

PARTNERSHIP:	LEE SUMMER, LP

By: LEE SUMMER GP, LLC

	By:	/s/ Mark K. Gormley
	Name:	Mark K. Gormley
	Title:	President

GENERAL PARTNER:	By: LEE SUMMER GP, LLC

	By:	/s/ Mark K. Gormley
	Name:	Mark K. Gormley
	Title:	President

ROLLOVER INVESTOR:	/s/ Fredric M. Edelman
Fredric M. Edelman

THE EDELMAN FINANCIAL CENTER, INC.

	By:	/s/ Fredric M. Edelman
	Name:	Fredric M. Edelman
	Title:	Chief Executive Officer

[Signature Page to Contribution Agreement]